Filed by Vivint Smart Home, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Vivint Smart Home, Inc. (SEC File No.: 132-02830)

Date: September 16, 2019

The following email was sent to employees of Vivint Smart Home, Inc. on September 16, 2019.

From: Todd Pedersen <tpedersen@vivint.com>

Subject: Message from the CEO

Vivint Smart Home Team,

Today is an exciting day for all of us and everyone affiliated with our company. This morning we announced that we have entered into a merger agreement with Mosaic Acquisition Corp., which is a publicly traded special purpose acquisition company (SPAC) listed on the New York Stock Exchange (NYSE). Upon completion of the transaction, which we expect to occur in the fourth quarter of 2019 or the first quarter of 2020, “Vivint Smart Home, Inc.” will become a publicly traded company listed on the NYSE.

All of our existing investors are remaining fully invested in the company at this time, including Blackstone and our management team. In addition, Blackstone has agreed to invest an additional $100 million and Fortress, a subsidiary of SoftBank, has also agreed to invest $125 million in the combined company. This is great news as the additional capital and the recommitment of our original investors are a sign of their belief in the strength and future success of our business.

The current Vivint management team will not change and our board of directors will get two additions: David Maura, CEO of Mosaic, and a director affiliated with the SoftBank Vision Fund.

I’ll be meeting with company managers today to share more information about this announcement, which they will share with you. I am so proud of all we have accomplished in building a multi-billion-dollar company that delivers exceptional experiences for our more than 1.5 million customers. I am excited about this major milestone for our company and what it means for the future of the smart home industry.

Thank you for all of your hard work to make Vivint an amazing company. Our success would not have been possible without the passionate work of our extraordinary team. I’m looking forward to what we can accomplish together in this next chapter.

You can read the press release and other materials we shared today on the Investor Relations page of our website.

Todd Pedersen CEO, Vivint Smart Home

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Mosaic Acquisition Corp. (“Mosaic”) and Vivint Smart Home, Inc. (“Vivint Smart Home”). Mosaic intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Mosaic, a consent solicitation statement of Vivint Smart Home and a prospectus of Mosaic, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/consent solicitation statement/prospectus will also be sent to the stockholders of Mosaic and Vivint Smart Home, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Mosaic and Vivint Smart Home are urged to carefully read the entire registration statement and proxy statement/consent solicitation statement/ prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Mosaic with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Mosaic may be obtained free of charge from Mosaic at www.mosaicac.com. Alternatively, these documents, when available, can be obtained free of charge from Mosaic upon written request to Mosaic Acquisition Corp., 375 Park Avenue, New York, New York 10152, Attn: Secretary, or by calling (212) 763-0153.

Mosaic, Vivint Smart Home and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mosaic, in favor of the approval of the merger. Information regarding Mosaic’s directors and executive officers is contained in Mosaic’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Information regarding Vivint Smart Home’s directors and executive officers (who serve in equivalent roles at APX Group Holdings, Inc., a subsidiary of Vivint Smart Home) is contained in APX Group Holdings, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Mosaic’s and Vivint Smart Home’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Mosaic’s Form 10-K for the year ended December 31, 2018 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Mosaic and Vivint Smart Home believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Mosaic nor Vivint Smart Home is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Mosaic has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Mosaic’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Mosaic and Vivint Smart Home on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to Mosaic’s or Vivint Smart Home’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks of the smart home and security industry, including risks of and publicity surrounding the sales, subscriber origination and retention process; the highly competitive nature of the smart home and security industry and product introductions and promotional activity by competitors; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in smart home and security technology products or components; the introduction of unsuccessful new smart home services; privacy and data protection laws, privacy or data breaches, or the loss of data; the impact of the Vivint Flex Pay plan to Vivint Smart Home’s business, results of operations, financial condition, regulatory compliance and customer experience; and Vivint Smart Home’s ability to successfully compete in retail sales channels.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Mosaic’s and Vivint Smart Home’s control. While all projections are necessarily speculative, Mosaic and Vivint Smart Home believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Mosaic and Vivint Smart Home, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Mosaic and is not intended to form the basis of an investment decision in Mosaic. All subsequent written and oral forward-looking statements concerning Mosaic and Vivint Smart Home, the proposed transaction or other matters and attributable to Mosaic and Vivint Smart Home or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

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